UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13664

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMI Alternate 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

PMI Alternate 401(k) Plan

Financial Statements

and Supplemental Schedule

(Modified Cash Basis)

As of and for the years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Participants of the PMI Alternate 401(k) Plan

and Board of Directors of The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the PMI Group, Inc. Alternate 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Francisco, California

June 24, 2009

PMI Alternate 401(k) Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	As of December 31,
	2008	2007
Assets
Cash	$33	$2,839
Investments, at fair value	1,952,814	3,363,383
Dividends receivable	—	526

Net assets reflecting investments at fair value	1,952,847	3,366,748

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	27,613	1,193

Net assets available for benefits	$1,980,460	$3,367,941

See accompanying notes.

PMI Alternate 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

	Year ended December 31,
	2008	2007
Additions (reductions)
(Depreciation) appreciation and investment income:
Net (depreciation) appreciation in fair value of investments	$(876,293)	$48,633
Interest and dividends	80,797	154,401

Total (depreciation) appreciation and investment income	(795,496)	203,034

Contributions:
Participants	224,490	265,321
Participant rollovers	13,168	—

Total contributions	237,658	265,321

Total (reductions) additions	(557,838)	468,355

Deductions
Benefits paid directly to participants	829,643	742,982

Total deductions	829,643	742,982

Net decrease	(1,387,481)	(274,627)

Net assets available for benefits:
Beginning of year	3,367,941	3,642,568

End of year	$1,980,460	$3,367,941

See accompanying notes.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis)

1. Description of the Plan

The following description of the PMI Alternate 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all temporary full-time and part-time employees of The PMI Group, Inc. (the Company) and its subsidiaries, other than those classes of employees specifically excluded by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan trustee is Merrill Lynch Bank & Trust Co., FSB.

Employees at least 18 years of age are eligible to participate in the Plan on the first business day of the next payroll period after their date of hire.

Contributions

Each year, non-highly compensated employees (NHCEs) may contribute, on a pre-tax basis, up to 75% of their annual compensation, as defined in the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). Highly compensated employees (HCEs), as defined in the Plan, are limited to pre-tax contributions equal to 17% of eligible compensation, also subject to annual limits of the Code. Additionally, NHCEs may defer up to 75% of their after tax compensation to the Plan and HCEs may defer up to 17% of their after tax compensation, subject to combined pre-tax and after tax limits of 75% and 17% of compensation, respectively. Participants may also contribute eligible amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, participants 50 years of age or older may make pretax “catch up” contributions subject to annual Code limits. The Company does not match employee contributions.

Beginning July 1, 2008, the Plan has permitted participants who qualify to make after tax contributions into a Roth 401(k) feature of the Plan, which are also subject to the above described after tax contribution limits and Code limits.

Upon enrollment, participants may direct the investment of their contributions from among investment options made available by the Company, including the PMI Stock Fund, a fund that invests in common stock of the Company. Participants may change their investment elections at any time during the year. If no investment direction is given by a participant, the contribution is invested in the Plan’s default investment for the account of the participant. For the 2008 and

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Contributions (continued)

2007 plan years prior to the payroll period ended July 15, 2008, the Plan’s default investment direction was the Merrill Lynch Retirement Preservation Trust. Beginning with the payroll period ended July 15, 2008, the Plan’s default investment election is the Merrill Lynch Advice Access PersonalManager, a service provided by the Plan trustee which invests employee contributions among various investment alternatives made available by the Plan, taking into account various factors, including the age and anticipated retirement date of the participant.

Effective November 5, 2008, participants are no longer allowed to make balance transfers or elect the investment of future contributions into the PMI Stock Fund. If no election is made by the participant to change the investment from the PMI Stock Fund to another investment, such future contributions will be redirected to the particular Barclays Global Investors Lifepath portfolio applicable to the participant’s age.

Participant Accounts

Each participant has an individual account, which is credited with the participant’s contributions and earnings and losses based upon the participant’s investment elections, including an allocation of any administrative expenses not borne by the Company. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in the contributions to their Plan accounts plus actual earnings thereon.

Payment of Benefits and Withdrawals

Benefits payments are recorded when paid. Withdrawals from the Plan are available upon termination of employment, death, disability, or retirement. Participants or their beneficiaries may elect to receive a lump-sum benefit equal to their account balance, or in certain circumstances, installments or other forms of benefit. In-service withdrawals may be available upon an approved hardship or upon attainment of age 59 1/2 in accordance with the Plan’s provisions. At age 70 1/2, if no amount has been previously paid out, a participant may be required to take a partial withdrawal in accordance with Plan provisions. These required minimum distributions were suspended for 2009 by the Worker, Retiree and Employer Recovery Act of 2008.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Payment of Benefits and Withdrawals (continued)

Benefit payments to participants were $829,643 and $742,982 in 2008 and 2007, respectively. In-kind distributions included in these payments in 2008 and 2007 were $25,726 and $22,300, respectively. The increase in benefit payments in 2008 compared to 2007 was primarily due to an increase in lump sum distributions related to higher terminations in 2008.

Participant Loans

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms may not exceed five years and are due earlier in the event of participant’s separation from service. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate published in The Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions. Principal and interest payments are credited to the participant’s account when received.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan, except for any fees incurred by a participant in connection with such participant’s receipt of a loan from his or her individual account, and fees associated with the operation of any funds in which a participant invests.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of the Plan’s termination, participants will remain fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investments are reported at fair value; investment income, including net realized and unrealized appreciation (depreciation) in the fair value of

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies (continued)

Basis of Accounting (continued)

investments, is recognized in the period incurred on the statement of changes in net assets available for benefits (modified cash basis); contributions are recognized when received rather than as earned; and benefits and expenses are recognized when paid rather than as incurred.

New Accounting Standards

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This standard did not require any new fair value measurements. In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. 157-2, Effective Date of FASB Statement No. 157 (“FSP SFAS No. 157-2”), which defers the effective date of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring basis. FSP SFAS No. 157-2 did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In February 2008, the Plan adopted FSP SFAS No. 157-2. In October 2008, the FASB issued FSP SFAS No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (“FSP SFAS No. 157-3”). FSP SFAS No. 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. This FSP clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of SFAS No. 157, FSP SFAS No. 157-2, and FSP SFAS No. 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.

In April 2009, the FASB issued FSP SFAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP SFAS No. 157-4”). Under FSP SFAS No. 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP SFAS No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact that FSP SFAS No. 157-4 will have on the Plan’s financial statements.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies (continued)

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. See Note 4. Investments for a detailed discussion relating to the valuation of investments.

Purchases and sales of securities are recorded on a settlement-date basis. Interest and dividends are accrued in accordance with the modified cash basis of accounting.

Fair Value Measurement of Investments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. These values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3. Income Tax Status

The Plan was restated effective January 1, 2003, to convert to The Merrill Lynch special/flexible prototype defined contribution plan and trust (non-standardized profit sharing plan with cash or deferred arrangements) (“Prototype Plan”). The Merrill Lynch Prototype Plan was amended and restated in 2008 and received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the restated Prototype Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments

At December 31, 2008, there were 19 investment fund options available in the Plan, including The PMI Group, Inc. common stock. During 2008 and 2007, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

	2008	2007
Registered investment companies	$(606,919)	$119,131
Common collective trust funds	(245,088)	47,526
Common stock	(24,286)	(118,024)

Total	$(876,293)	$48,633

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	2008	2007
Merrill Lynch Retirement Reserves Fund	$448,970	$506,286
Merrill Lynch Equity Index Trust Fund	198,738	421,895
PIMCO Total Return Fund	192,958	237,703
Davis New York Venture Fund	174,447	386,409
Merrill Lynch Retirement Preservation Trust Fund	171,040	*
BGI LifePath 2020 Fund	119,326	199,802
Blackrock Fundamental Growth Fund	112,166	249,358
Thornburg International Value Fund	109,197	282,501
Merrill Lynch Mid Cap Index Trust Fund	108,409	223,213
Oppenheimer Dev Markets Fund	*	257,917

*	Fair values of investments do not exceed 5% of the Plan’s net assets for the year indicated.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Registered investment companies

The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

Common collective trust funds

Common collective trust funds (“CCTs”) are classified as Level 2 investments because they are not available in an exchange or active market. CCTs, except for the Merrill Lynch Retirement Preservation Trust, are valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of the Merrill Lynch Retirement Preservation Trust is determined based on the underlying investments as traded in an exchange or active market and the fair value of fully benefit-responsive investment contracts which are calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, a discount rate and the duration of the underlying portfolio securities.

As described in FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (the Merrill Lynch Retirement Preservation Trust), which was the default investment election until the July 15, 2008 payroll. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the Merrill Lynch Retirement Preservation Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Merrill Lynch Retirement Preservation Trust is based on information reported by the issuer of the common collective trust at year end. The contract value of the Merrill Lynch Retirement Preservation Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

The PMI Group, Inc. common stock

The PMI Group, Inc. common stock held in participant-directed Plan accounts is stated at fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year and is classified as a Level 1 investment.

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

Cash equivalents

Cash equivalents include money market funds that are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Participant loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2008:

	Assets Measured at Fair Value at 12/31/2008	Fair Value Measurements at 12/31/08 Using
Description		Level 1	Level 2	Level 3
Cash equivalents	$448,970	$448,970	$—	$—
Registered investment companies	947,417	947,417	—	—
The PMI Group, Inc. common stock	3,544	3,544	—	—
Common collective trust funds	542,030	—	542,030	—
Participant loans	10,853	—	—	10,853

	$1,952,814	$1,399,931	$542,030	$10,853

The following table presents a reconciliation of Level 3 assets measured at fair value for the period January 1, 2008 to December 31, 2008:

Participant Loans
Balance at January 1, 2008	$30,055
Principal repayments	(7,007)
Loan withdrawals	15,809
Deemed distributions	(28,004)

Balance at December 31, 2008	$10,853

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

5. Participant Directed Investments

All investments in the Plan are considered participant directed. All contributions for the 2008 and 2007 plan years were invested at each participant’s investment direction, or to the Plan’s default investment election. Until the July 15, 2008 payroll, the default investment election was the Merrill Lynch Retirement Preservation Trust. Beginning with the July 15, 2008 payroll, the Plan’s default investment election is the Merrill Lynch Advice Access PersonalManager, a service provided by the Plan trustee which invests employee contributions among various investment alternatives made available by the Plan, taking into account various factors, including the age and anticipated retirement date of the participant.

6. Transactions with Parties-in-Interest

Transactions in shares of The PMI Group, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2008, the Plan made purchases of $3,784 and sales of $11,872 of the Company’s common stock. During 2007, the Plan made purchases of $18,225 and sales of $56,324 of the Company’s common stock. Dividends received from the Company’s common stock were $38 and $789 for 2008 and 2007, respectively. Plan investments in the Company’s common stock represent $3,544 or 0.2% of total net assets at December 31, 2008 and $36,553 or 1.1% of total net assets at December 31, 2007.

Additionally, the Plan invests in various investment funds managed by its Plan trustee, Merrill Lynch Bank & Trust Co., FSB. These investments represent $985,378 or 49.7% of total net assets at December 31, 2008 and $1,283,967 or 38.1% of total net assets at December 31, 2007.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2008
Net assets available for plan benefits per the financial statements	$1,980,460
Less: adjustment from contract value to fair market value for fully benefit-responsive investment contracts	(27,613)
Benefits payable	(41)

(27,654)

Net assets available for benefits per the Form 5500	$1,952,806

PMI Alternate 401(k) Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2008
Net decrease of net assets available for benefits per the financial statements	$(1,387,481)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(26,420)
Benefits payable	2,799

(23,621)

Net loss per the Form 5500	$(1,411,102)

Supplemental Schedule

PMI Alternate 401(k) Plan

EIN: 94-3199675 Plan Number: 004

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (Modified Cash Basis)

December 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Registered investment companies:
	BGI Lifepath 2010 Fund	247.3104 shares	$2,597
	BGI Lifepath 2020 Fund	9,685.5618 shares	119,326
	BGI Lifepath 2030 Fund	3,022.9905 shares	33,011
	BGI Lifepath 2040 Fund	594.2266 shares	7,654
	BGI Lifepath Retirement Portfolio Income Fund	410.1073 shares	3,863
	Blackrock Fundamental Growth Fund	7,672.0630 shares	112,166
	Blackrock Mid Cap Value Opp Fund	6,311.0721 shares	63,363
	Davis New York Venture Fund	7,314.3480 shares	174,447
	Munder Mid Cap Core Growth Fund A	2,968.7284 shares	50,884
	Oppenheimer Dev Markets Fund	4,961.8984 shares	77,951
	PIMCO Total Return Fund	19,029.3782 shares	192,958
	Thornburg International Value Fund	5,617.1184 shares	109,197

	Common collective trust funds:
	BGI MSCI EAFE Equity Index Fund	3,275.2882 units	33,235
*	Merrill Lynch Equity Index Trust Fund	2,797.9537 units	198,738
*	Merrill Lynch Mid Cap Index Trust Fund	9,670.7600 units	108,409
*	Merrill Lynch Retirement Preservation Trust Fund	198,652.8300 units	171,040
*	Merrill Lynch Small Cap Index Trust Fund	4,153.0082 units	30,608

	Money market fund:
*	Merrill Lynch Retirement Reserves Fund	448,969.7800 units	448,970

	Common stock:
*	The PMI Group, Inc. Common Stock	1,894.0000 shares	3,544

	Participant loans:
*	Participant loans	Interest rates of 5.00%-8.75% maturing through 2010	10,853

	Total investments		$1,952,814

*	Indicates a party-in-interest to the Plan.

Note:	Column (d), cost, is not required as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PMI Alternate 401(k) Plan

By	/s/ Charles F. Broom
Charles F. Broom Plan Administrator

Date: June 30, 2009

THE PMI GROUP, INC. ALTERNATE 401(k) PLAN

EXHIBIT INDEX

Exhibit Number:	Description

23	Consent of Ernst & Young LLP, independent registered public accounting firm.